FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

ROGERS COMMUNICATIONS INC.
(Translation of registrant's name into English)

333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Graeme McPhail
Graeme McPhail
Vice President, Associate General Counsel

Date:	October 3, 2005

Exhibit Index

Exhibit
Number	Description

99.1
Press Release issued by Rogers Communications Inc. on October 3, 2005 - Rogers Telecom Inc. (formerly Call-Net) Closes Transaction to Acquire Group Telecom Assets in New Brunswick and Nova Scotia and Acquires Additional Fibre in Ontario and Quebec